October 23, 2009

W. James McNerney, Jr.
President and Chief Executive Officer
The Boeing Company
100 N. Riverside
Chicago, IL 60606

> **Re: The Boeing Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 9, 2009**
> **File No. 1-00442**
> **Response Letter Dated October 14, 2009**

Dear Mr. McNerney:

    We refer you to our comment letter dated September 30, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                                    Sincerely,

                                    Cecilia Blye, Chief
                                    Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance